Exhibit 99(b)(1)

DnB NOR Bank ASA
Stranden 21
0021 OSLO
Norway

27 January 2006

Simrad Yachting AS
Attention: Mr. Hugo Maurstad

Simrad Yachting AS
USD 143,300,000 Secured Facilities
COMMITMENT LETTER

Ladies and Gentlemen:

DnB NOR Bank ASA, the (“Lender”) is pleased to confirm to Simrad Yachting AS, a Norwegian limited company (the “Borrower”), its commitment to lend an aggregate principal amount of up to USD 143.3 million (the “Maximum Loan Amount”) to the Borrower pursuant to senior secured and certain other credit facilities (the “Credit Facilities”) on the terms and subject to the conditions of this letter and the attached Annex I (collectively referred to as this “Commitment Letter”). The proceeds of the Credit Facilities (the “Loans”) will be used by the Borrower to pay for the acquisition (the “Acquisition”) of Lowrance Electronics Inc. (“Lowrance”), to pay the costs and expenses incurred in connection with the Acquisition (collectively, the “Expenses”), and for other general corporate purposes of the Borrower and its subsidiaries. Borrower will acquire, through a newly formed wholly owned subsidiary (“Merger Sub”), all of the outstanding capital stock (the “Shares”) of Lowrance pursuant to a tender offer (the “Offer”) and a second-step merger (the “Merger”) pursuant to the terms of a merger agreement (the “Merger Agreement”). The Acquisition and the Loans are herein referred to collectively as the “Transactions”. Each date on which Shares are accepted by Merger Sub for payment pursuant to the Offer is referred to herein as an “Offer Closing Date” and the date on which the Merger is consummated is referred to herein as the “Merger Closing Date”.

Section 1.  Loan Obligations and Conditions Precedent. Lender shall make a Loan to the Borrower on each Offer Closing Date in an aggregate principal amount equal to the product of the purchase price to be paid in the Offer (the “Purchase Price”) and the number of Shares accepted for payment on such Offer Closing Date. Lender’s obligation to make a Loan on an Offer Closing Date will be subject to: (i)  the Maximum Loan Amount, (ii) Merger Sub having accepted a majority of the Shares for payment pursuant to the Offer on the first Offer Closing Date (the “Majority Acceptance Condition”)(which cannot be waived); (iii) the preparation, execution and delivery of loan documentation satisfactory to the Lender in its discretion acting reasonable incorporating substantially the terms and conditions outlined in this Commitment Letter and Annex 1 (the “Loan Documents”), (iv) no event of default being outstanding under the Existing Loan Agreements (as defined below), (v) fulfilment of all conditions precedent in the facility agreements to be entered into and (vi) there not having been, since the date of the Merger Agreement and prior to the first Offer Closing Date any change, circumstance or event (including any event involving a prospective change) which has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement). Lender shall be obligated to make a Loan to Borrower, which Borrower will make available to Merger Sub on the Merger Closing Date in an

1

aggregate principal amount equal to the Purchase Price and the number of Shares converted in the Merger into the right to receive the Purchase Price and all Expenses.  Lender’s obligation to make the Loan on the Merger Closing Date will, in addition to (iii) to and including (vi) above be subject only to the Maximum Loan Amount and the Majority Acceptance Condition.

Section 2. Commitment Termination. The Lender’s commitment hereunder will terminate on the earlier of (a) the date the Loan Documents become effective, (b) the termination of the Merger Agreement and (c) 30 June 2006.

Section 3. Indemnification. The Borrower shall indemnify and hold harmless the Lender from and against any and all claims, damages losses, liabilities and expenses (including legal fees and VAT if any) in each case arising out of or in connection with or by reason of this Commitment Letter or the Loan Documents or the transactions contemplated hereby or thereby or any actual or proposed use of the proceeds of the Credit Facilities, except to the extent such claim, damage, loss, liability or expense resulted primarily from the Lender’s gross negligence, bad faith, wilful misconduct or breach of this Commitment Letter. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by the Borrower, any of its respective directors, security holders or creditors, the Lender or any other person who is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.

Section 4. Costs and Expenses. The Borrower shall on demand pay, or reimburse the Lender for all reasonable out-of-pocket costs and expenses incurred by the Lender (whether incurred before or after the date hereof) in connection with the Credit Facilities.

Section 5. Confidentiality. By accepting delivery of this Commitment Letter, the Borrower agrees that this Commitment Letter is for the Borrower’s confidential use only and that nether its existence nor the terms hereof will be disclosed by the Borrower to any other than (i) the Borrower’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives (the “Borrower’s Representatives”), and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby, (ii) Lowrance’s officers, directors, employees, accountants, attorneys and other advisors, agents and representatives, and then only on a confidential and “need to know” basis in connection with the transactions contemplated hereby, and (iii) any rating agency in connection with the Transactions; provided, however, that (x) the Borrower may make such other public disclosures of the terms and conditions hereof as the Borrower is required by law to make.

Consistent with the Lender’s policy to hold in confidence the affairs of its customers, the Lender will not furnish confidential information obtained from the Borrower to any of the Lender’s other customers. Furthermore, the Lender will not make available to the Borrower confidential information that the Lender obtained or may obtain from any other person.

Section 6. Representations and Warranties. The Borrower represents and warrants that (i) to the best of its knowledge, all written information that has been or will hereafter be made available to and in connection with the transaction contemplated hereby is and will be, when furnished and taken as a whole, complete and correct in all material respects and does not and will not, when furnished and taken as a whole, contain any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements were or are made and (ii) all financial projections, if any, that have been or will be prepared by the Borrower and made available to the Lender have been or will be prepared in good faith based

2

upon assumptions believed by the Borrower to be reasonable at the time made (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, and that no assurance can be given that the projections will be realized).

Section 7. No Third Party Reliance, Etc. The agreement of the Lender hereunder to provide financing under the Credit Facilities is made solely for the benefit of the Borrower and may not be relied upon or enforced by any other person. Please note that those matters that are not covered or made clear herein are subject to mutual agreement of the parties. The Borrower may not assign or delegate any of its rights or obligations hereunder without the prior written consent of the Lender. This Commitment Letter may not be amended or modified, or any provisions hereof waived, except by a written agreement signed by all parties hereto. This Commitment Letter is not intended to create a fiduciary relationship among the parties hereto.

Section 8. Governing Law, Etc. This Commitment Letter shall be governed by, and construed in accordance with the laws of the Kingdom of Norway. This Commitment Letter sets forth the entire agreement between the parties with respect to the matters addressed herein and supersedes all prior communications, written or oral, with respect hereto. This Commitment Letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same Commitment Letter. Sections 3, 4, 5 and 8 hereof shall survive the termination of each Lender’s commitment hereunder, provided that on the first Offer Closing Date the provisions of such Sections shall terminate and be superseded in their entirety by the corresponding provisions of the Loan Documents. You acknowledge that information and documents relating to Credit Facilities may be transmitted through Intralinks, the internet or similar electronic transmission systems.

The Lender hereby grants all consents which are required to consummate the Transactions under the loan agreements dated 21 October 2005 (the “Existing Loan Agreements”), entered into between the Borrower and DnB NOR Bank ASA, which are required to be obtained under the Existing Loan Agreements prior to the consummation of the Transactions or necessary to avoid any default under the Existing Loan Agreements solely as a result of consummation of the Transactions. For the avoidance of doubt, the Lender’s consent is only applicable to clauses of the Existing Loan Agreements which require consent for the Transactions and all other covenants and events of default shall be fully applicable.

3

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of the Commitment Letter and returning it to us at or before 12.00 p.m. (Oslo time) on 6 February 2006, the time at which the Lender’s commitment hereunder (if not so accepted prior thereto) will terminate. If you elect to deliver this Commitment Letter by telecopier, please arrange for the executed original to follow by next-day courier.

The Lender is pleased to have been given the opportunity to assist you in connection with the financing for the Acquisition.

Sincerely yours,

by and on behalf of DnB NOR Bank ASA

By	/s/ Truls Langaard

Truls Langaard

Senior Vice President

By	/s/ Ottar Ertzeid

Ottar Ertzeid

Group Executive Vice President

4

Project Eagle

Terms and Conditions

Up to US$ 229,300,000 (the “Facility Amount”) provided in the following facilities:

☐            US$ 95,000,000 Acquisition Term Loan Facility A;

☐            US$ 51,800,000 Term Loan Facility B;

☐            US$ 50,000,000 Revolving Credit Facility;

☐            US$ 7,500,000 Guarantee Facility

(together the “Senior Facilities”); and

☐            US$ 25,000,000 Subordinated Term Loan Facility

(together the Senior Facilities and the Subordinated Term Loan Facility

constitute “the Facility”).

27 January 2006

PARTIES

Borrowers:	Simrad Yachting AS (the “Parent”), Lowrance Electronics Inc (the “Target”) and other designated Material Subsidiaries to be agreed.
Material Subsidiaries:	Any present or future member of the Group whose gross assets, turnover or EBITDA represents 5% or more of the consolidated gross assets, turnover or EBITDA of the Group.
Guarantors:	The Borrowers (jointly and severally) and any present or future Material Subsidiary, where legally permissible.
Obligors:	The Borrowers and the Guarantors.
The Group:	The Parent and its subsidiaries.
Mandated Lead Arranger (the “MLA”):	DnB NOR Markets, a part of DnB NOR Bank ASA (“DnB NOR”).
Underwriter:	DnB NOR.
Lenders:	A group of financial institutions to be identified by the MLA in consultation with the Parent.
Facility and Security Agent:	DnB NOR.
Issuing Bank:	DnB NOR.
Majority Lenders:	Lenders representing Lenders representing 66.67 per cent of the aggregate advances (when drawn) or of aggregate commitments (when undrawn).
US$95,000,000 ACQUISITION TERM LOAN FACILITY A (the “Acquisition Term Loan”)
Type of Facility:	Acquisition Term Loan.
Amount:	US$95,00,000 or the equivalent in any Optional Currencies.
Borrower:	The Parent.

Purpose:	The purpose of the Acquisition Term Loan is in to partly finance the Parent’s acquisition of the Target (the “Acquisition”) and all related costs and expenses.
Final Maturity Date:	5 years from signing of the Facility Agreement (“Signing”).
Availability Period:

Subject to satisfaction of Conditions Precedent and upon three (3) business days’ prior written notice to the Facility Agent, the Acquisition Term Loan will be available for drawdown in one amount within 5 days from the Closing Date.

Repayment Schedule:	The Acquisition Term Loan shall be repaid according to the following schedule: TBD.
Voluntary Prepayment:

The Acquisition Term Loan may be prepaid in whole or in part on ten (10) Business Days’ prior notice but, if in part, by a minimum of US$5,000,000 or integral multiples of US$1,000,000. Any prepayment shall be made with accrued interest on the amount prepaid, without premium or penalty, but subject to breakage costs if not made at the end of an Interest Period. Any portion of Acquisition Term Loan prepaid shall not be available for re-borrowing and shall be applied to reduce the above Repayment Schedule in inverse order of maturity.

US$51,800,000 TERM LOAN FACILITY B (the “Term Loan B”)
Type of Facility:	Term Loan.
Borrower:	The Parent.
Amount:	US$51,800,000 or the equivalent in any Optional Currencies.
Purpose:	The purpose of the Term Loan B is in to refinance the existing debt in the Parent.
Final Maturity Date:	5 years from Signing.
Availability Period:

Subject to satisfaction of Conditions Precedent and upon three (3) business days’ prior written notice to the Facility Agent, the Term Loan B will be available for drawdown in one amount within 5 days from the Completion Date.

Repayment Schedule:	The Term Loan B shall be repaid according to the following schedule: (TBD).

Voluntary Prepayment:

The Term Loan B may be prepaid in whole or in part on ten (10) Business Days’ prior notice but, if in part, by a minimum of US$5,000,000 or integral multiples of US$1,000,000. Any prepayment shall be made with accrued interest on the amount prepaid, without premium or penalty, but subject to breakage costs if not made at the end of an Interest Period. Any portion of Term Loan B prepaid shall not be available for re-borrowing and shall be applied to reduce the above Repayment Schedule in inverse order of maturity.

US$50,000,000 REVOLVING CREDIT FACILITY (the “Revolving Credit”)
Type of Facility:	Revolving Credit.
Borrowers:	The Parent, the Target and other designated Material Subsidiaries to be agreed.
Amount:	US$50,000,000 or the equivalent in any Optional Currencies.

Purpose:	To finance future working capital requirements including seasonal fluctuations of the operating subsidiaries.
Final Maturity Date:	3 years from Signing.
Availability Period:

Subject to satisfaction of Conditions Precedent and upon three (3) business days’ prior written notice to the Facility Agent, the Revolving Credit will be available for drawing of advances on a fully revolving basis after the Closing Date until one month prior to its Final Maturity Date.

Each advance may be made in minimum amounts of US$5,000,000 and integral multiples of US$1,000,000 (or the equivalent in any Optional Currency). No more than ten advances in aggregate may be outstanding at any time.

Repayment:	Each advance will be repaid on the last day of the applicable Interest Period. Any outstanding amount of the Revolving Credit to be repaid in full at its Final Maturity Date.
5 Business Day clean down in each financial year to apply from 2007 and onwards.
Voluntary Cancellations:

Any undrawn portion of the Revolving Credit may be cancelled without penalty or premium in minimum amounts of US$2,500,000 and integral multiples of US$500,000, provided 5 business days’ prior written notice to the Facility Agent. Any amount cancelled may not be reinstated.

US$7,500,000 GUARANTEE FACILITY
Type of Facility:	Guarantee Facility.
Borrowers:	The Parent and other designated Material Subsidiaries to be agreed.
Purpose:	To be utilized for refinancing of existing and new issuance of customs guarantees, Tax bonds (Skattetrekksgarantier) and certain payment guarantees.
Final Maturity Date:	5 years from Signing.
Amount:	US$7,500,000.
Availability Period:	From the Closing Date to one (1) month before the Final Maturity Date.
Repayment:	The Guarantee Facility shall be cancelled in full upon its Final Maturity Date.
US$25,000,000 SUBORDINATED TERM LOAN FACILITY (the “Subordinated Term Loan”)
Type of Facility:	Subordinated Term Loan
Amount:	US$25,000,000
Purpose:	The purpose of the Subordinated Term Loan is to partly finance the Acquisition.
Final Maturity Date:	5 years from Signing.

Availability:

Subject to satisfaction of Conditions Precedent and upon three (3) business days’ prior written notice to the Facility Agent, the Subordinated Term Loan will be available for drawdown in one amount within 5 days from the Closing Date.

Repayment:	The Subordinated Term Loan shall be repaid in one amount on itsFinal Maturity Date.
PRICING
Arrangement Fees:	Acquisition Term Loan and Revolving Credit: 150 bps flat calculated on the aggregate of the commitments under Acquisition Term Loan and the Revolving Credit.
Term Loan: 75 bps flat calculated on the commitments under the Term Loan B.
Subordinated Term Loan: 250 bps flat calculated on the commitment under the Subordinated Term Loan Amount. The Arrangement Fees to be payable within five business days of Signing.
Commitment Fees:	Commitment Fee A: 75 bps p.a. on the Facility Amount calculated from date of signing of the Commitment Letter to the Closing Date.

Commitment Fee B:
50% of the Applicable Margin calculated on the undrawn and available portion of the Revolving Credit and 50% of the Guarantee Commission calculated on the undrawn and available portion of the Guarantee Facility. The Commitment Fees to accrue from the Closing Date and shall be payable quarterly in arrear until the Revolving Credit/Guarantee Facility is cancelled in full and will be calculated on the basis of the actual number of days elapsed in a year of 360 days.

Applicable Margin:

The Applicable Margin for the Senior Facilities to be determined in accordance with the table set out below, and verified in a quarterly compliance certificate (the “Compliance Certificate”) to be delivered together with annual and interim financial statements.

	Ratios of Net Interest Bearing Debt to EBITDA: < 3,00 ≥ 3,00 < 4,00 ≥ 4,00 < 5,00 ≥ 5,00 < 6,00 ≥ 6,00	Applicable Margin: 125 bps p.a. 150 bps p.a. 175 bps p.a. 200 bps p.a. 250 bps p.a.
Guarantee Commission:	75 bps p.a.
Facility Agent Fee:	NOK 125,000 per year, to be paid annually in advance. The first Facility Agent fee shall be payable within five business days of Signing.
Security Agent Fee:	NOK 125,000 per year, to be paid annually in advance. The first Security Agent fee shall be payable within five business days of Signing.
Coupon on the Subordinated Term Loan:	9% p.a. of which 50% shall be cash interest and 50% shall be PIK interest.

COMMON TERMS
Interest Rate:	The aggregate of the: a) Applicable Margin; b) IBOR; and c) Mandatory Cost, if any.
Interest Periods:

At the Borrowers’ option, one, three or six months or such other period as may be agreed between the Borrowers and the Lenders. No more than six one-month interest periods may be allowed during each calendar year. No Interest Period shall end after the Final Maturity Date.

Interest Calculation and Payment:	Interest will be payable on drawings and will be calculated on the basis of the actual number of calendar days elapsed in a year of 360 days. Interest is payable at the end of each Interest Period.
Optional Currencies:	Any freely convertible and available currencies in the euro-currency markets approved by the Lenders.
Closing Date:	Date of which the refinancing in relation to the Acquisition is be executed, provided that that such date shall be no later than the date falling 30 days from Signing.
Documentation:

The Facility will be evidenced by a facility agreement (the “Facility Agreement”) reflecting the terms and conditions set out in this term sheet and which otherwise will be in form and substance acceptable to all parties and based on current LMA standard.

Mandatory Prepayment/Cancellation:	To include the following:
1.

Disposals of Assets:
Any proceeds (net of taxes and reasonable costs) following disposals of assets in the Group exceeding an aggregate of US$500,000 during any calendar year which are not used to reinvest in similar assets shall be applied to firstly prepay the Facility. Prepayments will be applied firstly against the Acquisition Term Loan in inverse order of maturity, secondly against Term Loan B in inverse order of maturity and lastly against the Revolving Credit, if not otherwise instructed by the Majority Lenders.

2.

Change in Ownership:
The Facility and any outstanding amounts will become due and payable within 30 days if at any time during the lifetime of the Facility the Parent ceases to be owned (directly or indirectly) by Altor 2003 Fund and managed by Altor 2003 GP Limited with at least 51%, unless the new shareholder(s) has/have the prior written approval of the Majority Lenders.

Offer:	The offer by the Parent to acquire all the shares in the Target.
Conditions Precedent:	Customary for facilities of the type contemplated hereby (in form and content satisfactory to the Facility Agent), including but not limited to:
	a)	usual corporate conditions precedent for facilities of this type including relevant corporate approvals;
	b)	execution of the Facility Agreement, subordination statements and all other relevant documentation relating to this financing;
c)

satisfactory legal and financial due diligence reports in form and substance not materially deviating from the draft provided to DnB NOR as of the date of the Commitment Letter and reliance letters in relation to the Acquisition;

	d)	satisfactory perfection of all security documents as contemplated herein;
	e)	security duly executed and registered where applicable;
f)

the Facility Agent’s satisfaction with the financing structure for the Acquisition including, without limitation, evidence that the structure of the Facility is in compliance with the relevant financial assistance rules;

	g)	payment of fees and expenses;
	h)	satisfactory legal opinions;
	i)	Representations and Warranties being true and correct on the date of the giving of a drawdown notice and on each drawdown date;
	j)	no event of default or potential event of default having occurred;
	k)	evidence of prepayment/cancellation of any existing financial indebtedness in the Group;
	l)	maintain all operating accounts with the Facility Agent;
m)

an interest and currency hedging strategy established for the Group satisfactory to the Facility Agent (including hedging to be executed in conjunction with drawdown of the Facility as set out in a hedging letter);

	n)	Share purchase agreement and other documents related to the Acquisition;
	o)	evidence of discharge of existing security if any;
	p)	all relevant regulatory and governmental consents including competition clearances;
q)

shareholder debt incurred in relation to the Acquisition in place and on terms and conditions satisfactory to the Facility Agent (including subordination to the Facility, and no rights of acceleration);

	r)	evidence of payment of new equity from existing shareholders in accordance with the Financial Model; and
s)

a financial model (the “Financial Model”) outlining the financial projections the Group satisfactory for the Facility Agent (not to deviate materially from the financial model as provided to DnB NOR as of 19.01.2006).

No drawings shall be made until the Facility Agent is satisfied that all conditions precedent have been satisfied.
Representations and Warranties:

To be made at Signing and to be repeated on the date of the delivery of each drawdown notice, on each drawdown date and at the beginning of each Interest Period, including, but not limited to the following:

	a)	The Obligors are duly constituted and validly existing and have the power to enter into and comply with the loan documentation;
	b)	All relevant authorizations and consents have been obtained;
c)

Execution and performance of the Facility Agreement and all other relevant documentation relating to this financing will not contravene any borrowing or guaranteeing limitation on the Obligors, any law or agreement;

	d)	Obligations under the Facility Agreement are legal, valid, binding and enforceable;
	e)	Accuracy of information and full disclosure;
	f)	No material undisclosed facts in relation to the Group;
	g)	No immunity from suit, execution, attachment or other legal process;
	h)	No action having been started or threatened for bankruptcy, liquidation, dissolution or any insolvency proceedings;
	i)	Title to intellectual property/trademark etc (if any);
	j)	Pari passu ranking of the Facility;
	k)	No event of default or potential event of default;
	l)	No material litigation having been started or threatened; and
	m)	No material adverse change in the ability of the Obligors to fulfill their obligations under the Facility Agreement.

Information Undertaking:	The Parent shall supply each of the following:
	a)	As soon as they become available, but in any event within 90 days of the end of each financial year, the audited financial statements for the Parent on a consolidated basis for the Group;
b)

As soon as they become available, but in any event within 45 days of the end of each financial quarter, the financial statements for the Parent on a consolidated basis for the Group, including covenant compliance certificates;

c)

As soon as they become available, but in any event within 30 days of the end of each financial year, the operating budgets for the business areas of the Group and the Group on a consolidated basis; and

	d)	Any other information about the business and financial condition of the Parent and its subsidiaries as may reasonably be requested by any of the Lenders through the Facility Agent.
Financial Covenants:

The following Financial Covenants will apply for the Group at all times and shall be verified in a quarterly Compliance Certificate to be delivered together with annual and interim financial statements:

1.	The ratio of EBITDA/ Total Debt Cost not to be less than the following levels: [TBD]
2.	The ratio of Cash Flow to Total Debt Service not at any time to be less than [TBD].
3.	The ratio of Net Total Debt to EBITDA not to exceed the following levels: [TBD]
4.	Capital Expenditure: [TDB]
Security:	The Senior Facilities to be secured by:
(i) First priority share pledges over all the Guarantors;
(ii) Unconditional and irrevocable upstream, cross-stream and downstream guarantees by the Guarantors (in compliance with applicable financial assistance rules);
(iii)

an on-demand guarantee issured by the Target (including its subsidiaries) securing all the acquisition financing and to provide security over all assets. The validity of such guarantee and security shall be confirmed by legal opinion from a reputable law firm selected by the MLA; and

(iv) Other asset security [TBD].
The Subordinated Term Loan to be secured by second priority pledge in the above.

Provided that the value of the security granted pursuant to the security documents, in the reasonable opinion of the Lenders, does not cover the outstanding amounts under the Facility, the Lenders may as long as any amount is owing actually or contingently by the Borrowers under the Facility require additional security from any member of the Group granted in favour of the Lenders. Such additional security shall only be required if the relevant assets required to be subject to such security, in the sole opinion of the Lenders, are of material value and such security may be legally perfected at a reasonable cost.

All Security to be taken to the extent legally possible.

General Undertakings:	Customary for facilities of the type contemplated hereby, including but not limited to:
1.

Negative pledge:
The Parent shall not and shall ensure that none of its subsidiaries shall, without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld or delayed), create, incur or allow to exist over any of its present or future assets or revenues, any mortgage, pledge, lien or any other encumbrance other than the Permitted Encumbrance to be defined.

2.

Asset Disposal restrictions:
The Parent shall not and shall procure that none of its subsidiaries will, either in a single transaction or in a series of transactions, whether related or not or whether voluntary or involuntary, sell, transfer, grant, lease or otherwise dispose of any of its assets exceeding in total US$[TBD] during any calendar year.

3.

Restrictions on Financial Indebtedness:
The Parent shall ensure that none of its subsidiaries shall, without the prior written consent of the Majority Lenders, incur or permit to remain outstanding any financial indebtedness (whether secured or unsecured), save for exceptions to be agreed.

4.

Restrictions on financial support:
The Parent shall not and shall ensure that none of its subsidiaries shall, without the prior written consent of the Majority Lenders, make any loans, grant any credit or give any guarantee or indemnity to or for the benefit of any person or otherwise voluntary assume any liability, whether actual or contingent, in respect of any other person (“Financial Support”), save for exceptions to be agreed (including intra-Group support).

5.

Maintenance and change of business:
The Parent undertakes that there are no substantial changes to the nature of the business of the Group during the life of this Facility without the prior written consent of the Majority Lenders.

6.	Restrictions on mergers: No member of the Group shall merge or consolidate with any person or enter into any demerger transaction except for:
	(i)	a solvent reorganisation within the Group;
(ii)

any merger, consolidation, de-merger or other reconstruction in which the Borrowers is the surviving entity and which will, in the reasonable opinion of the Majority Lenders, not have a material adverse effect on the ability of the Borrowers[s] or the Group as a whole to perform its obligations under the Facility Agreement); or

	(iii)	any such other merger, consolidation, de-merger or other reconstruction to which the Majority Lenders have given their prior written consent (which shall not be unreasonably withheld or delayed).
7.

Restriction on acquisitions: The Parent shall not, and shall procure that none of its subsidiaries shall make any acquisitions of other companies or businesses exceeding in total US$500,000 any calendar year unless otherwise consented in writing by the Majority Lenders.

8.

Dividend restrictions: The Parent shall not make any dividend or other distribution payments or pay any fee to any of its shareholders (or their affiliates) without the prior written consent of the Lenders, except for fees to Altor Equity Partners AB (or AS as the case may be) which shall not exceed in total NOK [TBD] during any calendar year.

9.	Events of Default: Notification of any event of default or potential event of default.
10.	Pari Passu Ranking: Maintenance of pari passu ranking with other present and future unsecured indebtedness.
11.

Hedging of Interest rate and foreign exchange risk:
The Parent and the MLA shall secure the interest rate and F/X exposure within a risk strategy determined between the parties and which is in the best interest of the Group.

12.

Insurance:
The Parent shall, and shall procure that each subsidiary will, maintain with financially sound and reputable insurance companies, funds or underwriters adequate insurance with respect to its properties and business against such liabilities, casualties and contingencies and of such types and in such amounts as are consistent with prudent business practice.

13.

Maintenance of Legal Validity:
Compliance with all laws and regulations required in or by the laws of its jurisdiction of incorporation to enable it lawfully to enter into and perform its obligations under the Facility Agreement and to ensure its legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Facility Agreement.

Offer related Undertakings:	To include, without limitation:
	a)	in relation to the Offer, compliance with all laws and regulations;
	b)	provide the Facility Agent with such information in relation to the Offer as it may reasonably request;
	c)	disclosure of information relating to the Offer; and
	d)	no waiver, variation or amendment of any material term or condition to the Offer without the prior written consent of the Facility Agent.
Events of Default:	Customary for this type of transaction, including, but not limited to the following:
(a)

Default in the payment of any principal, interest or other amount under the Facility Agreement when due unless due to technical and administrative errors that are remedied within five (5) business days;

	(b)	Breach of other obligations under the loan documentation if such breach, if capable of remedy is not remedied within thirty days from written notice thereof from the Facility Agent;
	(c)	Failure to perform or comply with any Financial Covenant;
	(d)	Representations and Warranties are untrue in any material respect when made or repeated;
	(e)	Cross default on any financial indebtedness in the Group;
	(f)	Unlawfulness or repudiation of the financing documents;
	(g)	Breach of pari passu ranking;
	(h)	Insolvency, insolvency proceedings and other analogous matters;
	(i)	Cessation of business;
	(j)	Material adverse change in respect of the Group; and
	(k)	Material litigation.

Assignment and transfers by Lenders:

Lenders may transfer all or part of their rights and obligations to other banks or financial institutions with the consent of the Parent (such consent not to be unreasonably withheld or delayed). Transfers within the group of a Lender or to another participating bank or to a member of the group of another participating bank or after occurrence of an event of default are not subject to the consent of the Parent.

Miscellaneous Provisions:

The Facility Agreement will contain provisions relating to, amongst other things, default interest, market disruption, breakage costs, tax gross up and indemnities, increased costs, set-off and administration.

Cost and Expenses:

All reasonable costs and expenses incurred by the MLA, including but not limited to external legal fees and out-of-pocket expenses incurred in connection with the mandate, preparation, syndication, negotiation and execution of the loan documentation including legal opinions and syndication of the Facility shall be borne by the Parent and be paid to the MLA on first demand whether or not the Facility Agreement is signed. The Parent shall reimburse the Facility Agent and the Lenders for all costs and expenses (including legal fees) incurred in connection with the preservation and/or enforcement of its rights under the Facility Agreement.

Governing Law and Jurisdiction:

The Facility Agreement will be construed in accordance with the laws of Norway and will provide for submission by the Obligors to the non-exclusive jurisdiction of the Norwegian courts in relation to resolution of any disputes.

ARRANGING TERMS:
Information Memorandum:	In accordance with normal market practice it will be provided an information memorandum to potential lenders. The Parent undertakes to provide sufficient information for such a memorandum.

Syndication:

The Parent shall give such assistance as the MLA may reasonably require in relation to the syndication of the Facility including giving of presentations by members of their management and assisting in relation to the preparation of an information memorandum.

Market Flex:

The MLA shall be entitled (after consultation with the Parent) to change the pricing, terms and/or structure of the Facility if the MLA determines that such changes are advisable in order to ensure a successful syndication of the Facility.